**SERIES NS PREFERRED UNIT PURCHASE AGREEMENT**


THIS SERIES NS PREFERRED UNIT PURCHASE AGREEMENT (this "*Agreement*"), is entered into as of the Offering End Date, by and among 7 of Us, LLC, a Texas limited liability company doing business as Blue Top Brand, LLC (the "*Company*"), and the undersigned investors (each a "*Purchaser*" and collectively the "*Purchasers*"). The Company and the Purchasers are sometimes referred to in this Agreement individually as a "*Party*" and collectively as the "*Parties*."

The Parties hereby agree as follows:

1.      Defined Terms.  Capitalized terms used and not otherwise defined in this Agreement or the Exhibits and Schedules hereto have the meanings set forth on Exhibit A.

2.      Purchase and Sale of Preferred Units.  Subject to the terms and conditions of this Agreement, including "Purchase and Sale Terms" described on Exhibit B, each Purchaser shall purchase at the applicable Closing, and the Company shall sell and issue to such Purchaser at such Closing, that number of Series NS Preferred Units, rounded down to the nearest whole unit, equal to the quotient of (a) such Purchaser's Payment Amount *divided by* (b) the Purchase Price.

3.      Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser that the representations set forth on Exhibit C are true and complete as of the Initial Closing, except as otherwise indicated.

4.      Representations and Warranties of the Purchasers.  Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that the representations set forth on Exhibit D are true and complete as of the Closing applicable to such Purchaser, except as otherwise indicated. Each Purchaser understands that the Series NS Preferred Units involve a high degree of risk of loss of such Purchaser's entire investment and the Purchaser must bear such economic risk for an indefinite period of time. Each Purchaser has read carefully the *Risk Factors* included in the Disclosure Statement provided to such Purchaser.

5.      Miscellaneous.

5.1      Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. Except as expressly provided otherwise in this Agreement, nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Parties or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

5.2      Governing Law. This Agreement shall be governed by the internal law of the Chosen Jurisdiction, without regard to conflict of law principles that would result in the application of any law other than the law of the Chosen Jurisdiction.

5.3      Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered *via* facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com), or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.4    Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the Party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth on the book and records of NextSeed Securities, or to such other e-mail address, facsimile number, or address as subsequently modified by written notice given in accordance with this Section 5.4.

5.5    Costs & Expenses; Attorneys' Fees. Each Party shall pay and be solely responsible for all costs and expenses that such Party incurs in connection with the negotiation, execution, delivery, and performance of this Agreement. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing Party will be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which such Party may be entitled.

5.6    Amendments and Waivers. Except as expressly provided otherwise in this Agreement, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company and Purchasers holding a majority of the then-outstanding Preferred Units. Any amendment or waiver effected in accordance with this Section 5.6 shall be binding upon the Purchasers and each transferee of the Preferred Units (or any other equity securities issuable upon conversion thereof), each future holder of all such securities, and the Company.

5.7    Severability. The invalidity or unenforceability of any provision of this Agreement shall in no way affect the validity or enforceability of any other provision.

5.8    Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to any Party, shall be cumulative and not alternative.

5.9    Entire Agreement. This Agreement (including the Exhibits hereto) and the Restated Partnership Agreement constitute the full and entire understanding and agreement between the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties are expressly canceled.

5.10    Dispute Resolution.

(a)    Except as otherwise provided in this Agreement, any unresolved controversy or claim arising out of or relating to this Agreement, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties to such dispute, and if no agreement can be reached within 30 days after names of potential arbitrators have been proposed by the American Arbitration Association (the "*AAA*"), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by the AAA. The arbitration shall take place in Austin, Texas, in accordance with the AAA rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (i) exchange of witness lists and copies of documentary evidence and documents relating to or arising out of the issues to be arbitrated, (ii) depositions of all party witnesses, and (iii) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the Code of Civil Procedure of the Chosen Jurisdiction, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings. Each party to such dispute will bear its own costs in respect of any disputes arising under this Agreement. Each of the Parties consents to personal jurisdiction for any equitable action sought in the state or federal courts located in the Chosen Jurisdiction having subject matter jurisdiction.

(b)  NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No Party may join, consolidate, or otherwise bring claims for or on behalf of two or more Persons in the same arbitration unless such Persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision, or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

(c)  EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE SUBJECT MATTER HEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

5.11  Interpretation.  In the interpretation of this Agreement, except where the context otherwise requires, (a) "including" or "include" does not denote or imply any limitation, (b) "or" has the inclusive meaning "and/or," (c) "$" refers to U.S. dollars, (d) the singular includes the plural, and vice versa, and each gender includes each other gender, (e) captions or headings are only for reference and are not to be considered in interpreting this Agreement, (f) "Section" refers to a section of this Agreement, unless otherwise stated in this Agreement, (g) "Exhibit" refers to an exhibit to this Agreement (which is incorporated by reference), unless otherwise stated in this Agreement, (h) "Schedule" refers to a schedule to this Agreement (which is incorporated by reference), unless otherwise stated in this Agreement, (i) all references to times are times in the Chosen Jurisdiction, and (j) "day" refers to a calendar day unless expressly identified as a business day.

[Signature pages follow]

The undersigned have executed this Agreement as of the applicable Closing.

**PURCHASER:**

_____

ADDRESS:

DATE:

*ACCEPTED AND AGREED TO:*

**COMPANY:**

7 of Us, LLC


By: _____
Name:  Christopher West
Title:  CEO


Notice Address:

615 Spanish Oak Trail
Dripping Springs, TX 78620

Email: chris@7-of-us.com
Attention:  Chris West

## EXHIBITS

EXHIBIT A

DEFINED TERMS

"***Additional Closing Minimum Investment Amount***" means $252.

"***Affiliate***" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including any general partner, managing member, officer, director, or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members, or investment advisers of, or shares the same management company or investment adviser with, such Person.

"***Chosen Jurisdiction***" means the State of Texas.

"***Closing Contingency***" means any condition precedent to the Closing or the release of escrowed funds that is agreed to by NextSeed Securities and the Company and not otherwise described in this Agreement.

"***Code***" means the Internal Revenue Code of 1986, as amended.

"***Combined Offering***" means the Company's concurrent offerings under both Regulation CF and Regulation D.

"***Class A Units***" has the meaning given such term in the Restated Company Agreement.

"***Disclosure Statement***" means the offering statement or similar document provided to potential Purchasers via the NextSeed Website.

"***Escrow Agent***" means Happy State Bank d/b/a GoldStar Trust Company, a Texas banking association with trust powers, or such other escrow agent as may be designated in writing by NextSeed Securities and the Company.

"***Investor Proxy Agreement***" means the Investor Proxy Agreement, dated as of the Initial Closing, by and among NextSeed Services and the Purchasers, in the form made available at www.nextseed.com on the Company's offering page for this Series NS Preferred Unit financing.

"***Material Adverse Effect***" means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company.

"***Maximum Investment Amount***" means $3,000,000 in aggregate raised by the Combined Offering.

"***Minimum Investment Amount***" means $750,000 in aggregate raised by the Combined Offering.

"***Minimum Reg CF Amount***" means $252.

"***NextSeed Account***" means, with respect to each Purchaser, such Purchaser's investment account maintained at www.nextseed.com.

"***NextSeed Securities***" means NextSeed Securities, LLC, a Delaware limited liability company.

"***NextSeed Services***" means NextSeed Services LLC, a Delaware limited liability company.

"***NextSeed Website***" means the website located at www.nextseed.com.

"***Offering Campaign Page***" means the page on the NextSeed website created to facilitate the Company's offering of Series NS Preferred Units.

"***Offering End Date***" means April 30, 2020; provided, however that the Company may, in its sole discretion, and upon no less than five business days' notice to prospective investors, change the Offering End Date to such earlier date as is set forth in the notice to prospective investors.

"***Offering Launch Date***" means November 15, 2019.

"***Member***" means a member of the Company.

"***Payment Amount***" means, with respect to a given Purchaser, the aggregate Purchase Price paid by such Purchaser pursuant to this Agreement, as reflected on the books and records maintained by NextSeed Securities.

"***Person***" means any individual, corporation, partnership, trust, limited liability company, association, or other entity.

"***Preferred Units***" means, collectively, the Series NS Preferred Units issued and sold to the Purchasers pursuant to this Agreement.

"***Purchase Price***" means $7.

"***Regulation CF***" means Regulation Crowdfunding promulgated under the Securities Act.

"***Regulation D***" means Regulation D promulgated under the Securities Act.

"***Restated Company Agreement***" means the Amended and Restated Limited Liability Company Agreement of the Company, in the form made available at www.nextseed.com on the Company's offering page for this Series NS Preferred Unit financing.

"***Securities Act***" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"***Series NS Preferred Units***" has the meaning given such term in the Restated Company Agreement.

"***State of Formation***" means the State of Texas.

***

EXHIBIT B

PURCHASE AND SALE TERMS

1.      Sale and Issuance of Series NS Preferred Units.

1.1      On or before the Initial Closing (as defined below), the Company and the then-current Members shall adopt the Restated Company Agreement.

1.2      Subject to the terms and conditions of this Agreement, each Purchaser shall purchase at the applicable Closing (as defined below), and the Company shall sell and issue to each Purchaser at such Closing, that number of Series NS Preferred Units, rounded down to the nearest whole unit, equal to the quotient of (a) such Purchaser's Payment Amount *divided by* (b) the Purchase Price.

1.3      At or prior to the applicable Closing, each Purchaser's Payment Amount shall be transferred from such Purchaser's NextSeed Account to the Escrow Agent. All funds received by the Escrow Agent pursuant to this Section 1.3 shall remain in escrow until, with respect to the Regulation CF portion of the offering, the Minimum Reg CF Amount and the Minimum Investment Amount are met, or, with respect to the Regulation D portion of the offering, the Minimum Investment Amount is met, and all Closing Contingencies (if any) have been satisfied or waived. In the event the Minimum Reg CF Amount or the Minimum Investment Amount has not been met by the Offering End Date, any money tendered by the Purchasers pursuant to this Section 1.3 with respect to the Regulation CF portion of the offering will be promptly returned to the Purchasers' respective NextSeed Accounts by the Escrow Agent. In the event the Minimum Investment Amount has not been met by the Offering End Date, any money tendered by the Purchasers pursuant to this Section 1.3 with respect to the Regulation D portion of the offering will be promptly returned to the Purchasers' respective NextSeed Accounts by the Escrow Agent.

1.4      Each Purchaser's subscription may, at any time prior to the Closing applicable to such subscription, be accepted or rejected (in whole or in part) by the Company in its sole discretion. In addition, the Company, in its sole discretion, may allocate to a Purchaser only a portion of the number of Preferred Units for which the Purchaser has subscribed. The Company will notify each Purchaser whether such Purchaser's subscription is accepted or rejected (whether in whole or in part). If a Purchaser's subscription is rejected, such Purchaser's payment (or, if partially rejected, portion thereof) will be returned to such Purchaser without interest and all of such Purchaser's obligations hereunder relating to the rejected portion of the subscription shall automatically terminate.

1.5      Each Purchaser's subscription may, at any time until 48 hours prior to the Closing applicable to such subscription, be cancelled by such Purchaser in its sole discretion.

1.6      Each Purchaser shall, at the applicable Closing, and as a condition precedent to the Company's issuance of Preferred Units to such Purchaser, (a) execute and deliver to the Company an executed copy of the joinder to the Restated Company Agreement attached as Exhibit E, evidencing such Purchaser's agreement to be bound by the terms and conditions of the Restated Company Agreement with respect to such Purchaser's Preferred Units, and (b) execute and deliver to NextSeed Services an executed copy of the Investor Proxy Agreement.

2.      Closing; Delivery.

2.1      Subject to the Company's acceptance of subscriptions representing, in the aggregate, Payment Amounts equal to or greater than the Minimum Reg CF Amount or the Minimum Investment Amount (as applicable), the initial purchase and sale of the Preferred Units (the "***Initial***

*Closing*") will take place remotely *via* the exchange of electronic documents and signatures at such time and on such date as determined by the Company; provided, however, that the Initial Closing must take place not earlier than 21 days following the Offering Launch Date. At the Initial Closing, NextSeed Securities shall joint instructions to the Escrow Agent directing the Escrow Agent to disperse to the Company all Payment Amounts representing accepted subscriptions.

2.2     From and after the Initial Closing, the Company may, at one or more additional closings (each, an "*Additional Closing*" and together with the Initial Closing, each, a "*Closing*"), offer and sell to one or more Persons ("*Additional Purchasers*") additional Series NS Preferred Units; provided, however, that (a) each such sale shall be on the same terms and conditions as those contained in this Agreement, (b) each Additional Closing must be consummated at or prior to the Offering End Date, (c) the Payment Amounts received by the Company from Purchasers at any Additional Closing may not be less than, in the aggregate, the Additional Closing Minimum Investment Amount, and (d) the Payment Amounts received by the Company from all Purchasers at all Closings may not exceed, in the aggregate, the Maximum Investment Amount. At each additional Closing, the Company and NextSeed Securities shall deliver joint instructions to the Escrow Agent directing the Escrow Agent to disperse to the Company all Payment Amounts representing accepted subscriptions in such Additional Closing.

2.3     Each Purchaser shall, promptly following the applicable Closing, receive written notice of the digital entry of the Preferred Units issued to such Purchaser at such Closing, as reflected on the books and records of the Company, which books and records shall bear a notation that the Preferred Units were sold in reliance upon Regulation D or Regulation CF, as applicable.

***

EXHIBIT C

COMPANY REPRESENTATIONS

1.      Organization, Good Standing, Power and Qualification. The Company is duly organized, validly existing, and in good standing under the laws of the State of Formation and has all requisite power and authority to carry on its business as presently conducted and as presently proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

2.      Capitalization.

2.1     The authorized capital of the Company immediately prior to the Initial Closing is accurately described in the Disclosure Statement and/or on the Offering Campaign Page.

2.2     The capitalization of the Company (on a fully-diluted basis) immediately prior to the Initial Closing is accurately described in the Disclosure Statement and/or on the Offering Campaign Page.

2.3     Except as provided in the Restated Company Agreement or as set forth in the Disclosure Statement and/or on the Offering Campaign Page, there are no outstanding options, warrants, rights (including conversion or preemptive rights, rights of first refusal, or similar rights), or agreements, orally or in writing, to purchase or acquire from the Company any securities of the Company.

3.      Subsidiaries. Except as set forth in the Disclosure Statement and/or on the Offering Campaign Page, the Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership, or similar arrangement.

4.      Authorization. All action required to be taken in order to authorize the Company to enter into this Agreement and perform its obligations hereunder, has been taken or will be taken prior to the Initial Closing. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

5.      Valid Issuance of the Preferred Units. The Preferred Units, when issued, sold, and delivered in accordance with the terms and conditions of this Agreement, will be validly issued and free of restrictions on transfer other than restrictions on transfer under this Agreement or the Restated Company Agreement, applicable state and federal securities laws, and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in this Agreement, and subject to routine filings, the Preferred Units will be issued in compliance with all applicable federal and state securities laws.

6.      Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge, or, to the Company's knowledge, investigation pending or to the Company's knowledge, currently threatened in writing (a) against the Company, (b) any of the Company's officers, directors (or equivalent), or any key employee arising out of their employment or board relationship with the Company, or (c) that could

reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

7.  Intellectual Property. The Company owns or possesses sufficient legal rights to all Intellectual Property that is necessary to the conduct of the Company's business as now conducted and as presently proposed to be conducted (the "**Company Intellectual Property**") without any violation or infringement (or in the case of third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, without any violation or infringement known to the Company) of the rights of others. No product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any rights to any patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes (collectively, "**Intellectual Property**") of any other Person; provided, however, that with respect to third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, the foregoing representation is made to the Company's knowledge only. Other than with respect to commercially available software products under standard end-user object code license agreements, there is no outstanding option, license, agreement, claim, encumbrance, or shared ownership interest of any kind relating to the Company Intellectual Property, nor is the Company bound by or party to any options, licenses, or agreements of any kind with respect to the Intellectual Property of any other Person. The Company has not received any written communications alleging that the Company has violated or, by conducting its business, would violate any of the Intellectual Property of any other Person.

8.  Compliance with Other Instruments.  The Company is not in violation or default (a) of any provisions of the Restated Company Agreement, (b) of any instrument, judgment, order, writ, or decree or any court or governmental entity, (c) under any note, indenture, lease, agreement, contract, or purchase order to which the Company is a party or by which the Company is bound, or (d) to the Company's knowledge, of any provision of federal or state statute, rule, or regulation applicable to the Company, the violation of which would be reasonably likely to have a Material Adverse Effect. The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract, or agreement or (ii) an event that results in the creation of any lien, charge, or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

9.  Agreements; Liabilities.  Except for this Agreement and the agreements listed in the Disclosure Statement and/or on the Offering Campaign Page, there are no agreements, understandings, instruments, contracts, or proposed transactions to which the Company is a party or by which the Company is bound that involve (a) obligations (contingent or otherwise) of, or payments to, the Company in excess of $50,000, (b) the license of any Intellectual Property to or from the Company (other than licenses with respect to commercially available software products under standard end user agreements entered into in the Company's ordinary course of business), (c) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other Person, or that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market, or sell its products, or (d) indemnification by the Company with respect to infringements of proprietary rights other than customary channel partner and customer agreements. The Company is not in material breach of any such agreements nor, to the Company's knowledge, is any counterparty to such agreements in material breach thereof.

10.  Liabilities.  Except as set forth in the Disclosure Statement and/or on the Offering Campaign Page, the Company has no liabilities, contingent or otherwise, in excess of $50,000 individually or $250,000 in the aggregate.

11.      <u>Affiliated Transactions</u>.  Except as set forth in the Disclosure Statement and/or on the Offering Campaign Page, and other than (a) standard employee benefits generally made available to all employees, (b) standard director (or equivalent) and officer indemnification agreements, and (c) employment offer letters or agreements (and corresponding equity grant agreements), there are no agreements, understandings, or proposed transactions between the Company and any of its officers, directors (or equivalent), consultants, or key employees, or any Affiliate thereof.

12.      <u>Employee and Consultant Matters</u>.  To the extent reasonably necessary, each current and former employee, consultant, and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information in customary form or forms. No such current or former employee or consultant has excluded any work or invention from his or her assignment of inventions. To the Company's knowledge, no such employees or consultants is in violation thereof. To the Company's knowledge, none of its employees is obligated under any judgment, decree, contract, covenant, or agreement that would materially interfere with such employee's ability to promote the interest of the Company or that would conflict with the Company's business. To the Company's knowledge, all individuals who have purchased or received unvested Units have timely filed elections under Section 83(b) of the Internal Revenue Code of 1986, as amended.

13.      <u>Property</u>.  Except as set forth in the Disclosure Statement and/or on the Offering Campaign Page, the property and assets that the Company owns are free and clear of all mortgages, deeds of trust, liens, loans, and encumbrances, except for statutory liens for the payment of current taxes that are not yet delinquent and encumbrances and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets. With respect to the property and assets it leases, the Company is in compliance with such leases and holds a valid leasehold interest free of any liens, claims, or encumbrances other than those of the lessors of such property or assets.

14.      <u>Insurance</u>. The Company has in full force and effect insurance policies concerning such casualties as would be reasonable and customary for companies like the Company, with extended coverage, sufficient in amount (subject to reasonable deductions) to allow the Company to replace any of its properties that might be damaged or destroyed.

***

EXHIBIT D

PURCHASER REPRESENTATIONS

1.      Authorization. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.      Purchase Entirely for Own Account. The Preferred Units to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. The Purchaser does not presently have any contract, undertaking, agreement, or arrangement with any Person to sell, transfer, or grant participations to such Person or to any third-party, with respect to any of the Preferred Units.

3.      Disclosure of Information. The Purchaser has reviewed the Disclosure Statement and Offering Campaign Page, and has had an opportunity to discuss the Company's business, management, financial affairs, and the terms and conditions of the offering of the Preferred Units with the Company's management and has received all the information necessary or appropriate for deciding whether to invest in the Preferred Units. **THE PURCHASER HAS BEEN PROVIDED, OR BEEN GIVEN ACCESS TO, AND HAS REVIEWED A COPY OF THE RESTATED COMPANY AGREEMENT AND IS AWARE OF THE RESTRICTIONS ON TRANSFER AND OTHER RIGHTS AND OBLIGATIONS SET FORTH THEREIN**. If the Purchaser does not qualify as an Accredited Investor, the Purchaser understands that the Preferred Units are being offered pursuant to a Form C filed with the SEC attached as Exhibit F hereto, and acknowledges that it has reviewed and received a copy of such.

4.      Restricted Securities. The Purchaser understands that the Preferred Units have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Preferred Units are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Preferred Units indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Preferred Units, or any Class A Units into which the Preferred Units may be converted, for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including the time and manner of sale, the holding period for the Preferred Units, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

5.      No Public Market; Risk of Loss. The Purchaser understands that no public market now exists for the Preferred Units or any other securities of the Company, and that the Company has made no assurances that a public market will ever exist for the Preferred Units or such other securities. **THE PURCHASER UNDERSTANDS THAT THE PREFERRED UNITS AND THE CLASS A UNITS INTO WHICH THE PREFERRED UNITS ARE CONVERTIBLE INVOLVE A HIGH DEGREE OF RISK OF LOSS AND THAT THE PURCHASER MAY SUFFER A COMPLETE LOSS OF VALUE OF ITS PREFERRED UNITS. THE PURCHASER UNDERSTANDS THAT THE**

**PURCHASER MUST BEAR SUCH ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME. THE PURCHASER HAS READ CAREFULLY THE *RISK FACTORS* INCLUDED IN THE DISCLOSURE STATEMENT PROVIDED TO THE PURCHASER.**

6.    Legends. The Purchaser understands that the Preferred Units and any securities issued in respect of or exchange for the Preferred Units, may be notated with the following (or substantially similar) legend and any legend required by the securities laws of any state to the extent such laws are applicable to the Preferred Units represented by the certificate, instrument, or book entry so legended:

"THE PREFERRED UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION, OR TO A MEMBER OF THE HOLDER'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE HOLDER, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE HOLDER OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE HOLDER OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO THE HOLDER IN CONNECTION WITH THIS OFFERING. THE PREFERRED UNITS REPRESENTED HEREBY ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER CONTAINED IN THE COMPANY'S SECOND AMENDED AND RESTATED COMPANY AGREEMENT (AS IT MAY BE AMENDED FROM TIME TO TIME). THE COMPANY WILL UPON WRITTEN REQUEST FURNISH A COPY OF THE COMPANY AGREEMENT TO THE HOLDER HEREOF WITHOUT CHARGE."

7.    Accredited and Sophisticated Investor. Unless the Purchaser is subscribing under Regulation CF, the Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act ("***Accredited Investor***"), has made representations to that effect to NextSeed Securities, and delivered to NextSeed Securities supporting evidence of Purchaser's status as an Accredited Investor. The Purchaser is an investor in securities of companies in the development stage and acknowledges that Purchaser is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Preferred Units.

8.    Investment Limits. If Purchaser is subscribing under Regulation CF, then either: (a) Purchaser's net worth or annual income is less than $107,000 and the Purchase Amount it is investing pursuant to this Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (i) 5% of the lower of Purchaser's annual income or net worth or (ii) $2,200; or (b) both Purchaser's net worth and annual income is equal to

or greater than $107,000 and the Purchase Amount it is investing pursuant to this Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of Purchaser's annual income or net worth and does not exceed $107,000.

9.  Exculpation Among Purchasers. The Purchaser acknowledges that it is not relying upon any Person, other than the Company and its officers and directors (or equivalent), in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling Persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

10.  Residence. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser as recorded by NextSeed Securities. If the Purchaser is a partnership, corporation, limited liability company, or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser as recorded by NextSeed Securities. If the Purchaser is not a resident of the United States, such Purchaser agrees to make such additional representations and warranties relating to such Purchaser's status as a non-United States resident as reasonably may be requested by the Company and to execute and deliver such documents or agreements as reasonably may be requested by the Company relating thereto as a condition to the purchase and sale of any Preferred Units by such Purchaser.

11.  No Reliance. In making its investment decision with respect to the Preferred Units, the Purchaser is not relying on the advice or recommendations of the Company or NextSeed Securities or the Affiliates of either, and the Purchaser has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate. The Purchaser is aware that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

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JOINDER TO RESTATED COMPANY AGREEMENT

       The undersigned (the "***Purchaser***"), having acquired Series NS Preferred Units (the "***Units***") in 7 of Us, LLC, a Texas limited liability company (the "***Company***"), hereby agrees to be bound by the terms and conditions of the Amended and Restated Limited Liability Company Agreement of the Company, as the same may be hereafter amended, restated, or otherwise modified in accordance with its terms (the "***Restated Company Agreement***"), a copy of which has been provided to Purchaser.  In particular, but not by way of limitation, the undersigned agrees to be bound by the limitations on transfer and rights related to transfer of Units set forth in the Restated Company Agreement.

_____

ADDRESS:


UNITS PURCHASED:


DATE:


       By execution of this Joinder, Purchaser represents and warrants to the Company that Purchaser's spouse, if any, consents to, and agrees to be bound by, the terms and conditions of the Restated Company Agreement as they may affect such spouse's interest in the Units of the Purchaser to whom such spouse is married, or in any rights, benefits, or other attributes of such Units, as community property.  Without limiting the generality of the preceding sentence, Purchaser represents and warrants to the Company that such spouse agrees to be bound by the limitations on transfer and rights related to transfer of Units set forth in the Restated Company Agreement.

EXHIBIT F

FORM C